

3 Quarter 2002

★ Smedvig

3 QUARTER 2002

MAIN EVENTS

- Continued strong operating profit for the tender rigs division
- Mobile units division impacted by the extended yard-stay for West Epsilon and Norwegian labor dispute
- New contracts for semi-tender West Alliance and semi-submersible rig West Alpha
- Decline in the average NOK/US$ exchange rate

RESULTS

Consolidated revenues for the first nine months of 2002 amounted to NOK 2,547 million as compared to NOK 2,814 million for the same period in 2001, whereas operating profit for 2002 totaled NOK 361 million as compared to NOK 770 million for 2001.

Revenues for the third quarter 2002 were NOK 814 million, down from NOK 854 million in the preceding quarter.

Operating profit for the third quarter was NOK 48 million, NOK 104 million lower than the preceding quarter. The decrease was primarily a result of reduced contribution from the mobile units division due to a yard-stay and a stronger Norwegian krone versus the US dollar.

Net financial expenses for the third quarter were NOK 45 million as compared to NOK 40 million in the preceding quarter. The main reason for the increase was a reduction of other financial items as a result of reduced income on currency exchange transactions.

Income before income taxes for the third quarter was NOK 3 million, which is NOK 109 million lower than for the preceding quarter.

Net income for the quarter was NOK 1 million as compared to NOK 98 million in the preceding quarter.

Cash flow in the quarter amounted to NOK 66 million, which is NOK 189 million lower than for the preceding quarter.

During the third quarter, the drawdown on the Company's revolving credit facility was reduced by US$ 15 million to US$ 395 million. Cash, cash equivalents and short-term investments amounted to NOK 610 million, as compared to NOK 723 million at the end of the previous quarter.

The quarterly report is prepared in accordance with the accounting principles described and applied by the Company in its Annual Report.

MOBILE UNITS DIVISION

The utilization rate for the Company's mobile units was 77 percent as compared to 71 percent in the preceding quarter. The continued low utilization was caused by a yard-stay for one unit, a labor dispute and transit between assignments for some of the units. Operating loss was NOK 73 million as compared to a profit of NOK 25 million in the preceding quarter.

Until mid-August, the drillship West Navion operated offshore Canada for Marathon Oil. The unit was subsequently moved to UK waters for drilling of two wells for Amerada Hess. The Amerada Hess work, that started early September, is expected to keep the drillship employed until late November this year. Thereafter, the unit is contracted to carry out abandonment work for BP estimated to take approximately ten days.

The fifth-generation semi-submersible rig West Venture and the third-generation semi-submersible rig West Vanguard continued drilling operations for Norsk Hydro on the Troll field. During the quarter, West Vanguard experienced a short halt in operations due to a labor dispute. In October, Norsk Hydro informed Smedvig about their decision not to extend the contract for West Vanguard after December this year.

The fourth-generation semi-submersible rig West Alpha commenced operations for Shell in the UK sector of the North Sea in early August following a shorter unemployed period including a yard-stay. The unit has been awarded a short-term contract by Britannia Operator Limited in direct continuation of the Shell assignment. The current order backlog is expected to keep the unit employed throughout February 2003.

The ultra-large jack-up West Epsilon completed work for Nederlandse Aardolie Maatschappij (NAM) in the Netherlands late July. In preparation for the drilling assignment for BP on the Valhall field in Norway, the rig had a short yard-stay in the Netherlands for upgrades. In early September, the jack-up commenced the contract with BP.

TENDER RIGS DIVISION

The Company's tender rigs were all employed during the quarter with 100 percent utilization, the same as in the preceding quarter. However, due to a stronger Norwegian krone versus the US dollar the operating profit decreased to NOK 111 million as compared to NOK 113 million in the preceding quarter.

The tenders T-2 and T-3 continued their work for Esso Production Malaysia Inc (EPMI). T-4 and T-7 continued their operations for Unocal in Thailand, while T-6 and T-8 carried out operations for Petronas Carigali in Malaysia and PTT Exploration and Production Company in Thailand, respectively.

The semi-tenders West Pelaut and West Menang continued drilling operations under contracts with Brunei Shell while the semi-tender West Alliance continued operations for EPMI. In July, the semi-tender West Alliance was awarded a


Revenues
NOK mill.
1,200
960
720
480
240
0
2Q01 3Q01 4Q01 1Q02 2Q02 3Q02


Operating profit
NOK mill.
350
280
210
140
70
0
2Q01 3Q01 4Q01 1Q02 2Q02 3Q02


Cash flow
NOK mill.
700
560
420
280
140
0
2Q01 3Q01 4Q01 1Q02 2Q02 3Q02

contract by Unocal Indonesia Company for the drilling of production wells in approximately 1,000 meters of water offshore East Borneo in Indonesia. This is the first deepwater drilling assignment for a self-erecting tender rig. The duration of the assignment is three years with an option for the operator to end the contract after 18 months. Commencement is scheduled for February 2003 following a short yard-stay for adjustments required for the Unocal work.

PLATFORM DRILLING DIVISION

During the quarter, operations of the platform drilling division proceeded satisfactorily. Operating profit was NOK 12 million compared to NOK 16 million in the preceding quarter.

On the Statfjord and Veslefrikk fields, Smedvig performed drilling and maintenance activities for Statoil.

For BP the Company continued drilling operations and maintenance work on the Ula, Gyda and Valhall fields.

The Company performed drilling and maintenance work for Phillips Petroleum on the Ekofisk field. The work for Phillips on Ekofisk is expected to be completed by December this year.

The division includes well service operations. The level of activity for this business was in line with the previous quarters.

PROSPECTS

The negative outlook for the world economy has increased the uncertainty with respect to the prices and the future growth in demand for oil and gas. As a consequence, the overall demand for offshore drilling units has deteriorated over the last quarters reducing the total number of employed rigs. The drilling activity patterns, however, vary significantly depending on water depths and geographical areas.

For the Company's tender rigs the near-term market outlook remains sound due to existing plans for new field developments in Southeast Asia. In addition, the novel cost-effective concept combining tender rigs and floating wellhead platforms for developing deepwater fields in benign waters is expected to expand the tender rig market niche.

The near-term demand for conventional water depth semi-submersibles is limited. For the Company's semi-submersibles and drillship with short-term employment, future utilization is uncertain and idle periods can not be ruled out. Longer term, the balance of supply and demand in the offshore drilling market is believed to be redressed as the major oil companies are expected to keep exploration and development expenditure high in order to maintain reserve levels and procure growth in production. Smedvig believes there will be a reasonable long-term demand for high-quality drilling services in deep-water regions. For modern and advanced drilling units in more conventional water depths, demand is expected to be less volatile than for the market in general.

At the end of the third quarter, Smedvig had a backlog of committed drilling activity averaging eight months for its mobile units and 27 months for its tender rigs. The contract situation is expected to provide a positive cash flow that will strengthen the Company's financial position and provide basis for future growth.

Stavanger, October 22, 2002
The Board of Directors
of Smedvig asa

KEY FIGURES

	3Q02	2Q02	1Q02	4Q01	3Q01	2Q01
Operating margin (%)	6	18	18	23	29	28
Equity ratio (%)	51	51	49	46	50	47
Return on equity (%) (annualized)	0	8	10	11	10	65
Return on total capital (%) (annualized)	2	6	7	9	11	10
Earnings per share (NOK)	0.01	1.19	1.57	1.76	1.49	9.07
Cash flow per share (NOK)	0.80	3.11	2.73	3.75	3.55	8.62
Interest coverage ratio	1.04	2.81	4.30	2.95	1.65	9.01

DEFINITIONS

Operating margin (%): (Operating profit/Revenues) * 100

Equity ratio (%): (Equity/Total assets) * 100

Return on equity (%): Net income/Average equity

Return on total capital (%): (Operating profit plus interest income)/Average total assets

Earnings per share (NOK): Net profit/Average number of outstanding shares

Cash flow per share (NOK): (Income before income taxes plus depreciation and amortization adjusted for unrealized exchange gains (losses), payable taxes and minority interests)/Average number of outstanding shares

Interest coverage ratio: (Income before taxes plus Interest expenses)/Interest expenses

MOBILE UNITS

CONTRACT STATUS





UNIT
2001
2002
2003
2004
2005
2006
WEST ALPHA
BP
SHELL, BRITANNIA
WEST EPSILON
STATOIL
NAM
BP
08.2007
WEST NAVION
*
WEST VANGUARD
NORSK HYDRO
WEST VENTURE
NORSK HYDRO
7 X 1 ÅR
ESTIMATED FIRM CONTRACTS
CUSTOMER'S OPTIONS TO EXTEND
YARD-STAY

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.

* Bapteco, Conoco, BP, Marathon, Enterprise, Amerada Hess.

TENDER RIGS

CONTRACT STATUS





UNIT
2001
2002
2003
2004
2005
2006
T-2
EPMI
T-3
EPMI
T-4
UNOCAL
04.2008
T-6
PETRONAS CARIGALI
T-7
UNOCAL
07.2006
T-8
PTTEP
WEST PELAUT*
BRUNEI SHELL
04.2009
WEST MENANG*
BRUNEI SHELL
WEST ALLIANCE*
EMPI
UNOCAL
02.2006
ESTIMATED FIRM CONTRACTS
CUSTOMER'S OPTIONS TO EXTEND
YARD-STAY

The duration of the contracts depends on the oil companies' drilling programs. The above mentioned dates are therefore estimated ending dates.

* Semi-submersible

PLATFORM DRILLING

CONTRACT STATUS





UNIT
2001
2002
2003
2004
2005
2006
STATFJORD A, B & C
STATOIL
VESLEFRIKK A & B
STATOIL
FIELD LIFETIME
ULA, GYDA & VALHALL
BP
2 X 1 YEAR
EKOFISK, MAINTENANCE
PHILLIPS
EKOFISK, RIG 66
PHILLIPS
WELL SERVICES*
NORSK HYDRO, STATOIL, SHELL
ESTIMATED FIRM CONTRACTS
CUSTOMER'S OPTIONS TO EXTEND

* Average lenght for several fields

SHAREHOLDER INFORMATION

	3Q02	2Q02	1Q02	4Q01	3Q01	2Q01
Share price Class A shares	33	48	76	73	73	85
Share price Class B shares	26	40	65	62	61	75
Non Norwegian ownership Class A shares (%)	31.2	27.0	25.5	27.9	32.1	33.9
Non Norwegian ownership Class B shares (%)	34.8	32.2	29.4	27.0	31.0	34.3
Total number of shares (1,000)	82,984	82,984	82,984	82,984	82,984	82,984
Market capitalization (NOK mill.)	2,532	3,765	5,999	5,750	5,722	6,774

SHARE PRICE DEVELOPMENT


NOK
100
80
60
40
20
0
CLASS A SHARES
CLASS B SHARES

OPERATING PROFIT


NOK mill.
200
150
100
50
0
(50)
2Q01 3Q01 4Q01 1Q02 2Q02 3Q02

ACCOUNTS

Unaudited accounts in NOK mill.	2Q02	3Q02	3Q01	9M02	9M01
Revenues	374	331	548	1,090	1,661
Operating expenses	(267)	(326)	(269)	(869)	(851)
Depreciation	(82)	(78)	(84)	(246)	(271)
Operating profit	25	(73)	195	(25)	539
EBITDA*	118	15	290	253	851

** Earnings before interest, tax, depreciation and amortization.*

OPERATING PROFIT


NOK mill.
125
100
75
50
25
0
2Q01 3Q01 4Q01 1Q02 2Q02 3Q02

ACCOUNTS

Unaudited accounts in NOK mill.	2Q02	3Q02	3Q01	9M02	9M01
Revenues	278	257	232	835	628
Operating expenses	(137)	(120)	(124)	(402)	(328)
Depreciation	(28)	(26)	(22)	(85)	(64)
Operating profit	113	111	86	348	236
EBITDA*	150	146	114	459	315

** Earnings before interest, tax, depreciation and amortization.*

OPERATING PROFIT


NOK mill.
25
20
15
10
5
0
2Q01 3Q01 4Q01 1Q02 2Q02 3Q02

ACCOUNTS

Unaudited accounts in NOK mill.	2Q02	3Q02	3Q01	9M02	9M01
Revenues	202	226	184	622	525
Operating expenses	(181)	(210)	(171)	(564)	(476)
Depreciation	(5)	(4)	(5)	(14)	(13)
Operating profit	16	12	8	44	36
EBITDA*	21	16	13	58	49

** Earnings before interest, tax, depreciation and amortization.*

INCOME STATMENT

Unaudited accounts in NOK mill.	2Q02	3Q02	9M02	3Q01	9M01	2001
REVENUE						
Revenues	854	814	2,547	964	2,814	3,816
Total revenues	854	814	2,547	964	2,814	3,816
OPERATING EXPENSES						
Personnel expenses	(341)	(392)	(1,078)	(348)	(994)	(1,362)
Operating expenses	(246)	(266)	(763)	(227)	(702)	(994)
Depreciation	(115)	(108)	(345)	(111)	(348)	(464)
Total operating expenses	(702)	(766)	(2,186)	(686)	2,044)	(2,820)
Operating profit	**152**	**48**	**361**	**278**	**770**	**996**
Interest income	7	6	21	12	45	62
Interest expense	(62)	(56)	(164)	(181)	(390)	(471)
Other financial items	15	5	49	8	(132)	(136)
Net financial items	(40)	(45)	(94)	(161)	(477)	(545)
Income before other items	**112**	**3**	**267**	**117**	**293**	**451**
Gain on sale of assets	0	0	0	0	721	721
Income before income taxes	**112**	**3**	**267**	**117**	**1,014**	**1,172**
Income taxes	(14)	(2)	(39)	5	(90)	(104)
Net income	**98**	**1**	**228**	**122**	**924**	**1,068**
Earnings per share	1.19	0.01	2.80	1.49	11.21	12.97
Diluted earnings per share	1.19	0.01	2.80	1.49	11.21	12.96

BALANCE SHEET

Unaudited accounts in NOK mill.	30.09.02	31.12.01	30.09.01
LONG-TERM ASSETS			
Intangible fixed assets	149	125	157
Mobile units and tender rigs	6,939	8,019	7,267
Other tangible assets	336	415	508
Financial fixed assets	235	173	161
Total long-term assets	**7,659**	**8,732**	**8,093**
CURRENT ASSETS			
Spare parts	105	123	108
Receiveables	1,115	1,032	1,039
Short-term investments	53	134	140
Cash and cash equivalents	557	930	625
Total current assets	**1,830**	**2,219**	**1,912**
Total assets	**9,489**	**10,951**	**10,005**
SHAREHOLDERS' EQUITY			
Paid-in capital	2,556	2,556	2,559
Retained earnings	2,262	2,512	2,443
Total shareholders´ equity	**4,818**	**5,068**	**5,002**
LIABILITIES			
Provisions	152	128	116
Long-term interest bearing debt	3,607	4,564	3,931
Current liabilities	912	1,191	956
Total liabilities	**4,671**	**5,883**	**5,003**
Total shareholders´ equity and liabilities	**9,489**	**10,951**	**10,005**

CASH FLOW STATEMENT

Unaudited accounts in NOK mill.	9M02	2001	9M01
Net cash flow provided by operating activities	275	1,013	206
Net cash flow provided by (used in) investing activities	(211)	48	697
Net cash flow used in financing activities	(437)	(1,176)	(1,323)
Net cash flow	(373)	(115)	(420)
Cash and cash equivalents - beginning of year	930	1,045	1,045
Cash and cash equivalents - end of period	**557**	**930**	**625**

EQUITY RECONCILIATION

Unaudited accounts in NOK mill.	30.09.02	31.12.01	30.09.01
Equity - beginning of year	5,068	4,145	4,145
Net income for the period	228	1,068	924
New equity in the period	0	4	4
Treasury shares	(4)	(45)	0
Proposed dividend	0	(123)	0
Foreign currency effects	(464)	13	(36)
Other equity adjustments	(10)	6	(35)
Equity - end of period	**4,818**	**5,068**	**5,002**

CONSOLIDATED ACCOUNTS IN ACCORDANCE WITH US GAAP

THE APPROXIMATE EFFECT ON NET INCOME OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	9M02	2001	9M01
Net income in accordance with Norwegian GAAP	228	1,068	924
Minority interests	0	5	3
Adjustment for US GAAP:			
Deferred taxes	(251)	(277)	(321)
Other adjustments	(6)	(7)	(9)
Approximate income in accordance with US GAAP	**(29)**	**789**	**597**

THE APPROXIMATE EFFECT ON SHAREHOLDERS' EQUITY OF SIGNIFICANT DIFFERENCES BETWEEN NORWEGIAN GAAP AND US GAAP

Unaudited accounts in NOK mill.	30.09.02	31.12.01	30.09.01
Shareholders' equity in accordance with Norwegian GAAP	4,818	5,068	5,002
Minority interests	(19)	(20)	(20)
Adjustment for US GAAP:			
Deferred taxes	(1,189)	(938)	(986)
Dividends	0	123	0
Other adjustments	1	7	12
Approximate shareholders' equity in accordance with US GAAP	**3,611**	**4,240**	**4,008**

PORTO BETALT
NORGE/NOREG

A PRIORITAIRE
PAR AVION
BL 70 341 12

SMEDVIG asa

...gestadveien 28, P.O.Box 110, N-4001 Stavanger, Phone: +47 51 50 99 00, Fax: +47 51 50 96 88
...gistration No: 953 114 828, E-mail: smedvig@smedvig.no, Web-site: www.smedvig.no, Hugin: www.huginonline.no/SME